Exhibit 99.1

The Descartes Systems Group Inc.

Annual and Special Meeting of Shareholders

to be held on

May 24, 2007

THE DESCARTES SYSTEMS GROUP INC.

Notice of Annual and Special Meeting of Shareholders (“Notice of Meeting”)

Thursday, May 24, 2007

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting (the “Meeting”) of holders of common shares (“Common Shares”) of The Descartes Systems Group Inc. (the “Corporation”) will be held on Thursday, May 24, 2007, at the offices of Blake, Cassels & Graydon LLP, 199 Bay Street, Suite 2300, Commerce Court West, Toronto, Ontario, Canada at 1:00 p.m. (Toronto time) for the following purposes:

1.	to receive the consolidated financial statements of the Corporation for the fiscal year ended January 31, 2007, together with the auditors’ report thereon;
2.	to elect directors;
3.	to re-appoint auditors and to authorize the directors to fix the remuneration of the auditors;
4.

to consider and, if thought advisable, approve, a resolution authorizing amendments to the Corporation’s 1998 Stock Option Plan, E-Transport 1997 Stock Option Plan, Centricity Stock Option Plan, TranSettlements Stock Option Plan and ViaSafe Stock Option Plan (each, a “Stock Option Plan”) to (a) permit any option granted under the Stock Option Plans that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out; (b) specify the types of amendments to the provisions of the Stock Option Plans or options granted under the Stock Option Plans that must be approved by shareholders; and (c) limit the grant of options to non-executive directors of the Corporation; and

5.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the foregoing matters to be put before the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. All shareholders are invited to attend the Meeting. A shareholder of record at the close of business on April 23, 2007 will be eligible to vote at the Meeting unless the shareholder has transferred any Common Shares after that date and the transferee properly establishes ownership of such Common Shares and demands, prior to the commencement of the Meeting, that the transferee’s name be included in the list of shareholders eligible to vote at the Meeting.

Registered shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and send it in the enclosed envelope or otherwise to the attention of the Proxy Department of Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, facsimile number (416) 263-9524. To be effective, a proxy must be received not later than 24 hours, Saturdays, Sundays and holidays excepted, prior to the time of holding of the Meeting or any adjournment(s) thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

Dated at Waterloo, Ontario, Canada on April 26, 2007.
BY ORDER OF THE BOARD OF DIRECTORS

J. Scott Pagan

General Counsel & Corporate Secretary

THE DESCARTES SYSTEMS GROUP INC.

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Thursday, May 24, 2007

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation by and on behalf of management (the “Management”) of The Descartes Systems Group Inc. (the “Corporation”) of proxies to be used at the Corporation’s annual and special meeting (the “Meeting”) of holders of common shares of the Corporation (the “Common Shares”) to be held on Thursday, May 24, 2007 at 1:00 p.m. (Toronto time) or at any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement, by telephone by employees of the Corporation without special compensation, or by the Corporation’s transfer agent, Computershare Investor Services Inc. at a nominal cost. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint as a proxyholder a person (who need not be a shareholder of the Corporation) other than the persons designated by Management of the Corporation in the enclosed form of proxy to attend and act on the shareholder’s behalf at the Meeting or at any adjournment(s) thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of the Corporation as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

To be effective, a proxy must be received by Computershare Investor Services Inc. no later than 24 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment(s) thereof.

Registered Shareholders

A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the shareholder’s proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment(s) thereof.

A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail. A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy and returning it using the envelope provided or otherwise to the attention of the Corporation’s transfer agent at the Proxy Department of Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1.

Voting by Facsimile. A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to Computershare Investor Services Inc. at (416) 263-9524.

Non-Registered Shareholders

The Corporation has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by the non-registered shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders.

Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of the following two ways.

Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the internet).

Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above for registered shareholders.

These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or to have another person attend and vote on their behalf), should, in the case of a form of proxy, strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder’s attorney, who is authorized in writing, to the attention of the Corporate Secretary of the Corporation at 120 Randall Drive, Waterloo, Ontario, Canada, N2V 1C6, or facsimile number (519) 747-7037, at any time until and including the last business day preceding the day of the Meeting, or in the case of any adjournment of the Meeting, the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the persons specified in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If no choice is specified in the proxy with respect to a particular matter, the Common Shares represented by the proxy will be voted FOR such matter.

The enclosed form of proxy confers discretionary authority upon the persons specified in the proxy to decide how to vote on any amendment(s) or variation(s) to matters identified in the accompanying Notice of Meeting and on any other matters which may properly come before the Meeting or any adjournment(s) thereof. As of the date of this Circular, Management is not aware of any such amendment, variation or other matter. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to Management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by proxies given in favour of the persons designated by Management in the enclosed form of proxy will be voted by those persons pursuant to such discretionary authority.

VOTING OF SHARES

As at April 26, 2007, the Corporation had 52,327,696 Common Shares issued and outstanding, each entitling the holder to one vote. The board of directors (the “Board” or the “Board of Directors”) has fixed April 23, 2007 as the record date for the Meeting. Shareholders of record at the close of business on April 23, 2007 are entitled to vote the Common Shares registered in their name at that date on each matter to be acted upon at the Meeting, except to the extent that a shareholder has subsequently transferred any Common Shares and the transferee of those Common Shares establishes ownership of such Common Shares and requests, prior to the Meeting, that the transferee’s name be included in the list of shareholders prepared for the Meeting. In that case, the transferee is entitled to vote the Common Shares at the Meeting.

Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Corporation’s transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board of Directors decides that disclosure is in the interest of the Corporation or its shareholders.

At least two people present at the Meeting, in person or by proxy, holding or representing by proxy not less than 20% of the Common Shares entitled to vote at the Meeting shall constitute a quorum at the Meeting. A quorum is required only at the opening of the Meeting. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted on at the Meeting. A simple majority of votes cast at the Meeting, whether in person or by proxy, will constitute approval of any matter submitted to a vote other than any special resolution in respect of which two-thirds of the votes cast at the Meeting, whether in person or by proxy, will constitute approval of the special resolution.

The Corporation has been granted an exemption from the NASDAQ Marketplace Rules requiring a quorum at any meeting of the holders of Common Shares of no less than 33 1/3% of the outstanding Common Shares. This exemption was granted because the requirements of the NASDAQ Stock Market (“NASDAQ”) regarding the quorum required for meetings of the holders of Common Shares are not consistent with generally accepted business practices in Canada. In particular, Section 139(1) of the Canada Business Corporations Act provides that a company’s by-laws may set the quorum requirements for a meeting of shareholders.

PRINCIPAL HOLDERS OF VOTING SHARES

The following table sets out the shareholders who, as of April 26, 2007, to the knowledge of the directors and executive officers of the Corporation, beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the votes attached to the outstanding Common Shares:

Name of Shareholder	Approximate Number of Common Shares Owned	% of Total Common Shares Outstanding as at April 26, 2007
PRIMECAP Management Company	5,667,990	10.8%

CURRENCY

In this Circular, unless otherwise specified or the context otherwise requires, all references to “$” and “US$” are to U.S. dollars and all references to “Cdn.$” are to Canadian dollars. All currency amounts, except where otherwise indicated, have been converted into U.S. dollars at the closing foreign exchange rate on January 31, 2007. At that date, the exchange rate, as reported by the Bank of Canada, was US$1.00 = Cdn.$1.177.

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Presentation of Financial Statements

The audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2007 and the report of the auditors thereon accompany this Circular or have been mailed to shareholders separately and will be submitted to the Meeting. No vote will be taken on the financial statements.

2.	Election of Directors

The number of directors to be elected at the Meeting is six. Under the Corporation’s current by-laws, directors of the Corporation are elected annually. Each director will hold office until the next annual meeting or until the successor of such director is duly elected or appointed, unless such office is earlier vacated in accordance with the by-laws.

The nominees proposed for election as directors, who were recommended to the Board of Directors by the Nominating Committee, are listed under the heading “Director Nominees” in the table below. All are currently directors of the Corporation.

The Board of Directors has adopted a policy (the “Majority Voting Policy”) whereby any nominee in an uncontested election who receives, from the Common Shares voted at the Meeting in person or by proxy, a greater number of Common Shares withheld from voting than Common Shares voted in favour or his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or Board deliberations on the resignation offer.

In the absence of a contrary instruction, the persons designated in the enclosed form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. Management does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

The following table sets forth information regarding each person proposed to be nominated for election as a director, including the number of Common Shares owned beneficially, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associates or affiliates at the date of this Circular. In the table, information as to Common Shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective proposed nominees individually.

Director Nominees	Director Since	Number of Common Shares Owned, Controlled or Directed	Deferred Share Units	Options to Purchase Common Shares

David I. Beatson Hillsborough, California, U.S.A. Member of the Audit Committee Member of the Compensation Committee Member of the Nominating Committee	2006	0	1,588	60,000

Since December 2006, Mr. Beatson has been CEO of GlobalWare Solutions, a full-service provider of supply chain management solutions with operations in North America, Europe and Asia. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From June 2003 to April 2005, Mr. Beatson was President and Chief Executive Officer of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air-freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League, on the board of directors of PFSweb, Inc. (NASDAQ: PFSW) and on several other corporate and industry boards, including the Council of Supply Chain Management Professionals.

J. Ian Giffen, C.A. Unionville, Ontario, Canada Chair of the Audit Committee Member of the Corporate Governance Committee Chair of the Nominating Committee	2004	10,000	5,645	118,500

Mr. Giffen is a chartered accountant with an extensive technology background. Since 1996 he has acted as a senior advisor and board member to software companies and technology investment funds. From 1992 to 1996, Mr. Giffen was Vice President and Chief Financial Officer at Alias Research Inc., a developer of 3D software, which was sold to Silicon Graphics Inc. Mr. Giffen is currently a director of publicly-traded publicly-traded MKS Inc. (TSX:MKS) and Corel Corporation (TSX:CRE; NASD:CREL), as well as a director/advisor to several private companies.

Chris Hewat, LL.B., M.B.A. Toronto, Ontario, Canada Member of the Corporate Governance Committee	2000	1,000	7,490	128,500

Mr. Hewat is a partner in the law firm of Blake, Cassels & Graydon LLP, having joined the firm in 1987. Mr. Hewat’s practice consists of advising companies and investment dealers with respect to securities and business law matters, with particular focus on private and public offerings of securities, mergers and acquisitions, and securities regulatory requirements. Mr. Hewat has served as a director of a number of private and public companies, and is a director of The Arthritis Society, Ontario Division.

Arthur Mesher Waterloo, Ontario, Canada Chief Executive Officer	2005	17,800	0	834,450

Mr. Mesher is the Chief Executive Officer of the Corporation. Mr. Mesher first joined the Corporation in 1998 as Executive Vice-President, Strategic Development. Before joining the Corporation, Mr. Mesher launched Integrated Logistics Strategies Services for the Gartner Group, building the practice into a leading advisor to major global corporations. Prior to Gartner, Mr. Mesher was president of Advanced Logistics Research, where he helped numerous multinational companies develop and deploy emerging technology-based supply chain strategies. Mr. Mesher is currently a director of publicly-traded Sirit Inc. (TSX:SI).

Olivier Sermet Walnut Creek, California, U.S.A. Member of Audit Committee Chair of Compensation Committee Member of Nominating Committee	2005	0	3,890	75,000

Mr. Sermet was previously CEO and President of Softface, Inc. for three-plus years from 2001 until its sale to Ariba, Inc. in April 2004. Prior to his role at Softface, Inc., Mr. Sermet was Senior Vice-President of Worldwide Field Operations for OnDisplay, Inc. from 1996, through its initial public offering in 1999 and eventual sale to Vignette Corporation in 2000. Prior to OnDisplay, Inc., Mr. Sermet was Vice-President and General Manager for the western half of the US and Canada for Dun and Bradstreet Software, Inc. Mr. Sermet is currently a limited partner with venture capital firms Northwest Venture Associates and Matrix Partners.

Dr. Stephen M. Watt, B.Sc., M. Math, Ph.D. London, Ontario, Canada Chairman of the Board Member of the Compensation Committee Chair of the Corporate Governance Committee Member of the Nominating Committee	2001	0	13,733	213,296

Dr. Watt is professor of Computer Science at the University of Western Ontario and served as Chair of the Computer Science department from 1997-2002. There, he directs the Ontario Research Centre for Computer Algebra. Prior to joining the faculty at the University of Western Ontario, Dr. Watt was a member of the research staff at the IBM T.J. Watson Research Center and professor at the University of Nice. Dr. Watt’s areas of research include computer algebra, programming languages, compiler implementation and XML technologies. Dr. Watt has received several research awards, including the 1999 Ontario Premier’s Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. Dr. Watt also serves as a director of Waterloo Maple Inc. and as a director of The Fields Institute for Research in Mathematical Sciences. Dr. Watt was appointed Chairman of the Board of the Corporation in September 2003.

3.	Re-appointment of Auditors and Authorization of Board of Directors to fix the Remuneration of the Auditors

At the Meeting, the holders of Common Shares will be requested to vote on the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board of Directors to fix the auditors’ remuneration. Deloitte & Touche LLP have been the auditors of the Corporation since the fiscal year ended January 31, 1997. For the fiscal year ended January 31, 2007 (“fiscal 2007”) the Corporation incurred the following fees for the services of Deloitte & Touche LLP:

Audit Fees

Audit fees were approximately $427,256 for fiscal 2007 as compared to $300,300 for fiscal 2006. Audit fees consist of fees for professional services rendered for the audit of the Corporation’s consolidated annual financial statements, the review of financial information included in the Corporation’s interim financial reports, and services provided in connection with statutory and regulatory filings or engagements including fees for statutory audit of the Corporation’s foreign subsidiaries.

Audit-Related Fees

Audit-related fees were approximately $116,279 for fiscal 2007 as compared to $20,500 for fiscal 2006. Such fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting consultations concerning financial accounting and reporting standards.

Tax Fees

The total fees for tax services were approximately $59,118 for fiscal 2007 as compared to $215,100 for fiscal 2006. Tax fees consist of fees for professional services rendered for tax compliance, tax advice and tax planning. These services included the preparation of tax returns and assistance and advisory services regarding income, capital and indirect tax compliance matters. The Corporation changed its principal provider of tax services from Deloitte & Touche LLP to KPMG LLP during fiscal 2006.

All Other Fees

There were no fees for other services for fiscal 2007 or fiscal 2006.

In the absence of a contrary instruction, the persons designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the re-appointment of Deloitte & Touche LLP, Independent Registered Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until a successor is appointed and to authorize the Board of Directors to fix the auditors’ remuneration.

4.	Approval of Amendments to the Corporation’s Stock Option Plans

At the Meeting, shareholders will be asked to consider and, if thought advisable, to approve, with or without amendment, a resolution authorizing amendments to the Corporation’s 1998 Stock Option Plan, E-Transport 1997 Stock Option Plan, Centricity Stock Option Plan, TranSettlements Stock Option Plan and ViaSafe Stock Option Plan (each, a “Stock Option Plan”) to (a) permit any options granted under the Stock Option Plans that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out; (b) specify the types of amendments to the provisions or options granted under the Stock Option Plans that may be approved by shareholders (the

“Stock Option Plan Resolution”); and (c) limit the grant of options to non-executive directors of the Corporation.

The terms of the Stock Option Plans are discussed below – see “Common Shares Authorized for Issuance Under Equity Compensation Plans”.

Extension of Options Expiring During Trading Black-Out

Under the current terms of the Corporation’s insider trading policy (the “Insider Trading Policy”), directors and certain officers and employees of the Corporation are prohibited from trading in securities of the Corporation during a regularly scheduled period that commences at the commencement of business on the fifteenth day of the last month of the fiscal quarter and ends at the close of the market on the second trading day on NASDAQ following the date on which a press release has been issued in respect of the Corporation’s interim or annual financial results. The period during which directors and certain officers and employees of the Corporation are prohibited from trading under the Insider Trading Policy is referred to as a “trading black-out”. In addition, the Insider Trading Policy provides for the imposition of exceptional trading black-outs on individuals with knowledge of pending material developments that have not been disclosed to the public.

Pursuant to a TSX Staff Notice dated June 6, 2006 (the “TSX Notice”), TSX Staff have recognized the appropriateness of public companies establishing such trading black-outs, as well as the issue arising in the event that an option or other share compensation arrangement expires while the holder is subject to such a trading black-out or shortly thereafter. In the TSX Notice, TSX Staff have indicated that the TSX is prepared, subject to shareholder approval, to permit amendments to option plans and other share compensation arrangements that make provisions for those arrangements if they, or options or securities issued thereunder, would otherwise expire during or shortly after a trading black-out. The Corporation believes that an amendment to the Stock Option Plans and outstanding options that would provide for an extension of options in such circumstances is appropriate, as it will enable an option holder to exercise their options after material information known to the option holder has been disclosed to the public, thereby avoiding an inappropriate loss of the benefit of the option as a result of the trading black-out. Accordingly, the Corporation has proposed amendments to the Stock Option Plans (such amendments collectively referred to as the “Black-out Extension Amendments”) that would permit any option granted under the Stock Option Plans (including any outstanding option granted prior to the date of the Meeting) that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out, as well as to add certain defined terms that are required as a consequence of this amendment.

Amendments Requiring Shareholder Approval

In the TSX Notice, TSX Staff have recommended that issuers amend their option plan and other share compensation arrangements to specify the type of amendments to those plans and arrangements and any securities granted thereunder that must receive shareholder approval in order to be effective. In the event that issuers do not adopt such an amendment procedure prior to June 30, 2007, issuers will not be permitted to make any amendments to their option plan and other share compensation arrangements after that date, including minor amendments of a “housekeeping” nature, without obtaining shareholder approval.

Accordingly, the Corporation has proposed an amendment to the Stock Option Plans that replaces the existing amendment provisions with a new provision that specifies the types of amendments to the provisions of the Stock Option Plans or any outstanding option granted under the Stock Option Plans that must be approved by shareholders, as well as to add certain defined terms that are required as a consequence of these amendments. The proposed types of amendments that will require shareholder approval are: (i) any increase in the maximum number of Common Shares in respect of which the options may be granted under the Stock Option Plans; (ii) any amendment that would reduce the option exercise price at which options may be granted below the minimum price currently provided for in the Stock Option Plans; (iii) any amendment that would increase the limits on the total number of Common Shares issuable to any one individual under the Stock Option Plans or to any one insider of the Corporation and the insider’s associates; (iv) any amendment that would increase the limits on the total number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation or for issuance to insiders within a one-year period; (v) any amendment that would increase the maximum term of an option granted under the Stock Option Plans; (vi) any amendment that would extend the expiry date of any outstanding option, except in the case of termination of an employee in which case no option shall be extended beyond the expiry date specified at the time of grant; (vii) any amendment that would reduce the exercise price of an outstanding option (other than as may result from general anti-dilution adjustments provided for in the Stock Option Plans); (viii) any amendment that would allow an option to be cancelled and re-issued to the same person at a lower exercise price; (vii) any amendment that would reduce the exercise price of an outstanding option; (viii) any amendment that would permit assignments to persons not currently permitted under the Stock Option Plans; and (ix) any amendment that would expand the scope of those persons eligible to participate in the Stock Option Plans.

Any amendment to the Stock Option Plans other than those listed above may be made by the Board of Directors without shareholder approval, including, without limitation, amendments relating to (i) the vesting provisions of the Stock Option Plans or any option granted under the Stock Option Plans; (ii) the early termination provisions of the Stock Option Plans or any option granted under the Stock Option Plans; (iii) the addition of any form of financial assistance by the Corporation for the acquisition by all or certain categories of participants, and the subsequent amendment of any such provision which is more favourable to such participants; (iv) the suspension or termination of the Stock Option Plans; (v) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Pursuant to the proposed new amendment provision, amendments to the Stock Option Plans or options that are not subject to shareholder approval could be implemented by the Corporation without shareholder approval, but would remain subject to any approval required by the rules of any stock exchange on which the Common Shares were listed and other requirements of applicable law.

Limitation of Grants of Options to Non-Executive Directors

The Corporation has proposed amendments to the Stock Option Plans to limit the grant of options to directors who are not employees or officers of the Corporation (a “non-executive director”) that may be made under the Stock Option Plans. More specifically, the Stock Option Plans are proposed to be amended to provide that no options would be granted to any non-executive director after the adoption by shareholders of the proposed amendment if such grant would, at the time of the grant, result in the aggregate number of Common Shares reserved for issuance pursuant to all of the Corporation’s share compensation arrangements to non-executive directors exceeding 0.75% of the issued and outstanding Common Shares.

Approval Required for Proposed Stock Option Plan Amendments

The text of the Stock Option Plan Resolution is attached as Schedule “A” hereto.

The Board of Directors has determined that the proposed amendments to the Stock Option Plans are advisable as it believes that they: (i) in the case of the Black-out Extension Amendment, will ensure that holders of options avoid any inappropriate loss of benefits that they have accrued under options granted to them as a result of a prohibition on trading in securities of the Corporation under the Insider Trading Policy; (ii) in the case of the amendment of the amendment provision to specify those amendments requiring shareholder approval, will provide clarity to shareholders, participants in the Stock Option Plans and the Corporation as to those types of amendments to the provisions of the Stock Option Plans or any option granted under the Stock Option Plans for which shareholder approval is required; and (iii) in the case of the amendment to limit the grant of options to non-executive directors, is considered appropriate to limit use of options as a component of non-executive director compensation.

The Stock Option Plan Resolution must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting, excluding senior officers and directors of the Corporation and its subsidiaries and their respective associates and affiliates. To the knowledge of the Corporation, the number of votes to be so excluded is 1,192,722 as at April 26, 2007.

The Board of Directors recommends a vote “for” the adoption of the Stock Option Plan Resolution. In the absence of a contrary instruction, the persons designated by management of the Corporation in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution.

The complete text of each Stock Option Plan as it will read should the Stock Option Plan Resolution be adopted is available to any shareholder on request from the Corporate Secretary of the Corporation. Shareholders wishing to receive a copy should contact the Corporate Secretary of the Corporation by telephone (519) 746-6114 or by facsimile (519) 747-7037.

5.	Other Matters

The Corporation knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent in accordance with their judgment on such matters.

EXECUTIVE COMPENSATION

1.	Summary Compensation Table

The following table sets forth information regarding compensation earned during the Corporation’s last three fiscal years by the Corporation’s Chief Executive Officer (“CEO”), former Chief Financial Officer (“CFO”) and the three other most highly compensated executive officers, and a former executive officer, at January 31, 2007 (collectively, the “Named Executive Officers”):

Annual Compensation(1)
Name and Principal Position	Fiscal Year Ended January 31,	Salary ($)	Bonus ($)	Securities Under Options Granted (#)	All Other Compensation(8) ($)
Arthur Mesher Chief Executive Officer(2)	2007 2006 2005	269,618 278,613 262,595	0 0 0	40,000 679,450 400,000	8,180 2,090 0
Brandon Nussey Former Chief Financial Officer(3)	2007 2006 2005	195,412 201,931 190,322	0 0 0	40,000 105,246 225,000	5,998 1,514 0
Gregory Cronin Executive Vice-President, Sales & Marketing(4)	2007	184,872	0	400,000	2,500
Chris Jones Executive Vice-President, Solutions & Services(5)	2007 2006	200,000 131,048	0 0	0 200,000	0 0
Edward Ryan General Manager (“GM”), Global Logistics Network(6)	2007 2006 2005	200,000 200,000 200,000	117,500 30,000 24,626	0 0 275,000	2,000 1,000 1,000
Mark Weisberger Former Executive Vice-President, Field Operations(7)	2007 2006	150,000 141,667	36,571 0	0 400,000	101,538 0

Notes:

(1) All compensation not paid in U.S. dollars has been converted into U.S. dollars at the closing foreign exchange rate on January 31st of the applicable year as reported by the Bank of Canada.

(2) Mr. Mesher was appointed CEO on November 30, 2004 after serving in the interim Office of the CEO role since May 6, 2004. Mr. Mesher joined the Corporation in 1998 and held the role of Executive Vice President, Strategic Development until May 6, 2004.

(3) Mr. Nussey was appointed CFO on March 10, 2004. Together with Mr. Mesher, Mr. Nussey occupied the interim Office of the CEO from May 6, 2004 to November 30, 2004. Mr. Nussey resigned as CFO effective as of April 1, 2007 and was replaced by Ms. Stephanie Ratza effective April 2, 2007.

(4) Mr. Cronin was appointed Executive Vice-President, Business Development & Corporate Strategy when he first joined the Corporation in February 2006. Mr. Cronin was appointed Executive Vice-President, Sales & Marketing in July 2006.

(5) Mr. Jones was appointed Executive Vice-President, Solutions & Markets when he first joined the Corporation in May 2005. Mr. Jones was appointed Executive Vice-President, Solutions & Services in July 2006.

(6) Mr. Ryan was appointed GM, Global Logistics Network in June 2004. Prior to this appointment, Mr. Ryan held various senior sales positions with the Corporation. Mr. Ryan joined the Corporation in February 2000 in connection with the Corporation’s acquisition of E-Transport Incorporated. Mr. Ryan’s bonus amounts relate to commissions earned in managing the Corporation’s Global Logistics Network.

(7) Mr. Weisberger was appointed Executive Vice-President, Field Operations when he first joined the Corporation in May 2005. Mr. Weisberger left the Corporation in July 2006 and contracted with the Corporation to provide certain transition consulting services through July 2007. Mr. Weisberger’s “All Other Compensation” includes $100,000 in accrued or paid severance and applicable vacation pay.

(8) All other compensation consists of contributions made by the Corporation for the account of the Named Executive Officer to either the Corporation’s Canadian deferred profit sharing plan or U.S. 401(k) plan.

2.	Option Grants During the Year Ended January 31, 2007

The following table sets forth information regarding grants of options to acquire Common Shares made to each of the Named Executive Officers during fiscal 2007:

Name	Securities under Options Granted (#)	% of Total Options Granted to Participants in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($)	Expiration Date
Arthur Mesher	40,000	2.5%	Cdn.$4.37	Cdn.$4.37	March 30, 2013
Brandon Nussey	40,000	2.5%	Cdn.$4.37	Cdn.$4.37	March 30, 2013
Gregory Cronin	400,000	25.0%	Cdn.$4.17	Cdn.$4.17	March 21, 2013

The grants of options to the Named Executive Officers during fiscal 2007 provided for quarterly vesting of the options over a period of five (5) years and a seven year option term. The option agreements provide that, in the event of a “Change of Control”, as defined in the Named Executive Officer’s option agreement, all unvested options pursuant to such grant then held by the Named Executive Officer will immediately vest.

3.	Aggregated Options Exercised During the Year Ended January 31, 2007 and Options Held at January 31, 2007

The following table sets forth information regarding options exercised by the Named Executive Officers during the fiscal year ended January 31, 2007, and options held by the Named Executive Officers at January 31, 2007:

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at End of Period		Value of Unexercised in-the-Money Options at End of Period(1)
Name	(#)	($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Arthur Mesher	0	0	513,804	720,646	992,794	1,442,565
Brandon Nussey	0	0	185,334	202,412	307,834	360,287
Gregory Cronin	0	0	60,000	340,000	22,430	127,103
Chris Jones	0	0	60,000	140,000	100,425	234,325
Edward Ryan	0	0	213,290	135,500	303,522	305,312
Mark Weisberger	40,000	62,605	0	0	0	0

Note:

(1) Based on the closing price of the Common Shares on the Toronto Stock Exchange on January 31, 2007.

On April 26, 2007, we closed a bought-deal share offering in Canada which raised gross proceeds of CAD$25,000,000 (approximately $21.2 million) from a sale of 5,000,000 common shares at a price of CAD$5.00 per share. The underwriters also exercised an over-allotment option on April 26, 2007 to purchase an additional 200,000, 400,000 and 150,000 common shares (in aggregate, 15%

of the offering) at CAD$5.00 per share from the Corporation, Mr. Mesher and Mr. Ryan, respectively. To satisfy his obligations under the over-allotment option, Mr. Mesher exercised options to purchase 400,000 Common Shares, remitted CAD$762,000 (approximately $0.6 million) to the Corporation on account of the option exercise price and, after deduction of the commissions payable as part of the transaction, realized net proceeds of CAD$1.15 million (approximately $1.0 million). To satisfy his obligations under the over-allotment option, Mr. Ryan exercised options to purchase 150,000 Common Shares, remitted CAD$316,875 (approximately $0.3 million) to the Corporation on account of the option exercise price and, after deduction of the commissions payable as part of the transaction, realized net proceeds of CAD$0.4 million (approximately $0.3 million).

4.	Employment Agreements, Termination of Employment

The Corporation has an employment agreement with each of the Named Executive Officers with terms reflecting the provisions set out in this section, and the above section “Executive Compensation – 1. Summary Compensation Table” and the next section “Executive Compensation – 5. Report on Executive Compensation”. Mr. Mesher’s employment agreement provides that, if he is terminated without cause, the Corporation will pay him fifteen months’ pay as compensation for severance. If Mr. Mesher resigns his employment, within eighteen months after a “Change of Control” (as defined in Mr. Mesher’s employment agreement), then Mr. Mesher will continue to be eligible for severance pay and the aggregate amount of severance pay will be increased from fifteen months’ pay to twenty-four months. The employment agreements with the other Named Executive Officers provide that, if the Named Executive Officer is terminated without cause, the Corporation will pay the Named Executive Officer up to twelve months’ pay as compensation for severance, subject to a 50% reduction of such severance amount from the date the departed Named Executive Officer finds alternate employment. Each employment agreement with a Named Executive Officer provides that if the Named Executive Officer resigns within eighteen months after a “Change of Control” (as defined in the Named Executive Officer’s respective employment agreement), then the Named Executive Officer will continue to be eligible for the applicable severance pay detailed above. Amounts to be paid are based on the base salary of the Named Executive Officer as identified in the above “Executive Compensation – 1. Summary Compensation Table”.

Mr. Mesher has been granted options to purchase Common Shares that (i) in the event of a “Change in Control” of the Corporation (as defined in his option agreement) become fully exercisable (to the extent not already vested); and (ii) in the event of the termination of his employment without “cause” (as defined in his employment agreement), up to 557,500 then unvested options will become vested and expire no later than six months after such event. The other Named Executive Officers have been granted options that provide that in the event of a “Change in Control” of the Corporation (as defined in the respective option agreements of the Named Executive Officers), the options become fully exercisable (to the extent not already fully vested).

On April 2, 2007, Stephanie Ratza joined the Corporation as Chief Financial Officer. The Corporation has an employment agreement with Ms. Ratza substantially similar to the employment agreement with the Named Executive Officers. Ms. Ratza’s annual salary is $180,000 per annum and she is eligible for variable compensation at the determination and discretion of the CEO. On April 2, 2007, Ms. Ratza was granted an option to purchase 175,000 Common Shares at an exercise price of Cdn.$5.05 that vests quarterly over a 5 year period and expires after 7 years.

5.	Report on Executive Compensation

The responsibilities of the Compensation Committee include making recommendations to the Board of Directors relating to the compensation of the CEO of the Corporation and reviewing and approving the CEO’s recommendations respecting the compensation of the executive officers of the Corporation, including the Named Executive Officers (see “Statement of Corporate Governance Practices – Compensation Committee”). The objective of the Compensation Committee with respect to compensation for executive officers is to ensure that compensation packages are designed and implemented to align compensation with both short- and long-term key corporate objectives and employee performance. The composition of the Compensation Committee during fiscal 2007 is set out below in the section “Executive Compensation – 6. Composition of the Compensation Committee” and the section “Statement of Corporate Governance Practices – Compensation Committee”.

The Corporation’s compensation program for executive officers, including the CEO, consists of three principal components: (i) salary and benefits; (ii) short-term incentives; and (iii) long-term incentives. The compensation programs provide a balance between cash and stock-based compensation.

In order to attract and retain successful executives, base salaries are competitive and consistent with those being paid for positions of similar responsibility in companies of similar size as measured by factors such as revenue, business focus and/or number of personnel in the technology sector generally. Executive salaries are determined based on a review of the competitive marketplace and the particular skills, experience, responsibility and proven or expected performance of the individual.

The short-term incentive component of compensation consists of bonuses and/or commissions. The Corporation’s executive officers who have direct sales responsibilities are eligible for commissions based on achievement of individual revenue targets (100%). In addition, certain executive officers are eligible for bonuses based on the Corporation achieving or exceeding pre-established revenue targets for the Corporation (100%). The amount and timing of any bonus to an executive officer is ultimately determined in the discretion of the Compensation Committee based on the performance achieved by the executive and the Corporation. The Compensation Committee considers it appropriate to provide an opportunity for superior compensation if superior performance is achieved.

Long-term incentives for executive officers are available through the 1998 Stock Option Plan. The Stock Option Plan is intended to align the interests of the Corporation’s employees, including its senior executives, with those of the Corporation’s shareholders, and to provide a long-term incentive that rewards employees for their contribution to the creation of shareholder value. The Stock Option Plan is administered by the Board of Directors.

The Corporation also has executive insured benefit plans comparable to those offered by similarly situated companies. Executive officers in Canada are eligible to participate in the Corporation’s deferred profit sharing plan (“DPSP”) pursuant to which the Corporation will contribute to the executive officer’s DPSP account 50% of the executive officer’s contributions to the Corporation’s group registered retirement savings plan, subject to a maximum contribution by the Corporation of 3% of the executive officer’s annual base salary. Executive officers in the United States are eligible to participate in the Corporation’s 401(k) plan pursuant to which the Corporation will contribute to the executive officer’s 401(k) account 3% of the executive officer’s base salary contributions to the 401(k) plan, subject to a maximum contribution by the Corporation of $2,000 (fiscal 2006, $1,000).

Compensation Recommendations for Fiscal 2007

For fiscal 2007, the compensation of Arthur Mesher in his capacity as CEO was reviewed by the Compensation Committee. In developing its recommendation, the Committee considered all factors that it deemed relevant, with equal weighting, including: the operating performance and financial condition of the Corporation; Mr. Mesher’s duties, responsibilities and performance as an officer; compensation levels for CEOs of U.S.- and Canadian-based public companies with comparable businesses and/or markets to that of the Corporation; and current and historical compensation levels within the Corporation and for Mr. Mesher.

When setting Mr. Mesher’s salary for fiscal 2007, it was determined that the existing level of salary of the CEO was appropriate having particular regard to the recent operating performance and financial condition of the Corporation and the Committee’s desire to focus on long-term incentives that would reward Mr. Mesher for his contribution to the creation of shareholder value. The Committee determined it appropriate to place greater weight on option grants than on annual salary or bonus compensation. For fiscal 2007, the Committee recommended that: Mr. Mesher’s salary be maintained at Cdn.$317,000; no set bonus program be established; and options to purchase Common Shares be granted to the CEO on the basis described below.

In determining its approach to the grant to the CEO of options to purchase Common Shares in fiscal 2007, the Committee primarily considered the value of past option grants to the CEO using the Black-Scholes valuation methodology adopted by the Corporation for financial reporting purposes; the level of stock option grants by comparable companies to their respective CEOs; that the CEO was not otherwise eligible for short-term compensation; and that the CEO’s salary was below the median salary of the CEOs of other comparable public companies. Based on these considerations, the Committee recommended the grant to Mr. Mesher on March 7, 2005 of an option to purchase an additional 40,000 Common Shares at an exercise price of Cdn.$4.37 per Common Share, vesting in equal quarterly instalments over a period of five years and expiring on the seventh anniversary of the date of grant.

When setting the CEO’s compensation for fiscal 2008, the Committee followed the same approach it used in fiscal 2007, as outlined above. The Committee determined to increase the CEO’s salary to Cdn.$350,000 per year and establish a bonus program pursuant to which the CEO would be eligible to receive a bonus of up to Cdn.$80,000 based on the Corporation achieving established revenue targets.

The compensation proposed by the CEO for the other Named Executive Officers was reviewed by the Compensation Committee with reference to the recommendations and considerations of the Committee in determining the level of compensation of the CEO. The compensation of the CEO and the other Named Executive Officers for fiscal 2007, the details of which are set forth above under “Executive Compensation – 1. Summary Compensation Table”, was approved by the Board of Directors of the Corporation in accordance with the recommendations of the Compensation Committee. Details respecting the grant of options to purchase Common Shares to Named Executive Officers in fiscal 2007 are described under the heading “Executive Compensation – 2 . Option Grants During the Year Ended January 31, 2007”.

Submitted by the Compensation Committee	Mr. Olivier Sermet (Chair)

Mr. David Beatson

Mr. Stephen Watt

6.	Composition of the Compensation Committee

During fiscal 2007, the Compensation Committee was initially composed of Mr. John Albright (Chair), Mr. Olivier Sermet and Dr. Stephen Watt, all of whom were independent directors in fiscal 2007. Coincident with Mr. Albright’s resignation from the Board on February 17, 2006, Mr. James Balsillie, an independent director, was appointed as Chair of the Compensation Committee. On May 6, 2006, Mr. Sermet was appointed Chair of the Committee and Mr. David Beatson, an independent director, was appointed to the Committee to replace Mr. Balsilie. None of the members of the Compensation Committee have been or are an officer or employee of the Corporation or any of its subsidiaries.

7.	Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares to the cumulative total return of the S&P/TSX Composite Index(1) and the “Software & Services” industry group of the S&P/TSX Composite Index(2) for the Corporation’s last five fiscal years.

	Jan 31, 2002	Jan 31, 2003	Jan 31, 2004	Jan 31, 2005	Jan 31, 2006	Jan 31, 2007
Actual Data (Cdn.$)
Descartes (DSG)	42.05	4.71	4.15	2.23	3.85	4.61
S&P/TSX Composite Index	9321.87	6569.49	8521.39	9204.00	10422.93	13034.12
Technology Software Subgroup	2074.43	830.16	1015.73	-	-	-
Software & Services Industry Group	1245.28	476.61	583.14	612.28	600.89	685.29

Nominal Data (Cdn.$)
Descartes (DSG)	100	48	42	23	39	47
S&P/TSX Composite Index	100	86	111	120	156	170
Technology Software Subgroup	100	65	80	-	-	-
Software & Services Industry Group	100	65	80	84	82	94

Notes:

(1) The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question (2001 to 2002).

(2) The “Technology Software” Subgroup was discontinued in 2004. The Corporation has referenced the “Software & Services” industry group (4510) of the S&P/TSX Composite Index to replace the discontinued index, which the Corporation believes to be a comparable group. For comparative purposes, in the performance graph above, the measurements of the discontinued subgroup have been referenced together with the “Software & Services” industry group.

8.	Compensation of Directors

Directors who are salaried officers or employees of the Corporation receive no compensation for serving as directors. Non-employee directors of the Corporation receive an annual base retainer of $15,000. In addition, members of the Audit Committee of the Board of Directors receive an additional annual retainer of $6,000, while the Chair of that committee receives an annual retainer of $8,000. Members of the Corporate Governance and Compensation Committees receive an additional annual retainer of $4,000, while the Chairs of those respective committees receive an annual retainer of $6,000. Members of the Nominating Committee are not compensated for serving on that committee. All annual retainers are paid in cash and/or DSUs as described below. Outside directors who are not ordinarily resident in the Province of Ontario and travel to attend a meeting of the Board of Directors in person are compensated an additional $1,000 per meeting.

In 2004, the Corporation adopted a deferred stock unit plan (the “DSU Plan”) under which outside directors are eligible to be issued Deferred Stock Units (“DSUs”) in full or partial satisfaction of their annual retainers. Each DSU has a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption.

The Board of Directors has adopted an equity ownership policy for outside directors (the “Equity Ownership Policy”). Under the Equity Ownership Policy, outside directors are required to acquire and hold an aggregate number of Common Shares and DSUs equal to the equivalent of 3 times the annual base retainer of $15,000, within a period of six years after the earlier of the date of adoption of the Equity Ownership Policy and the date the individual becomes a director. Until such time as an outside director attains the minimum equity ownership prescribed under the Equity Ownership Policy, the director will be required to receive at least one-half of his annual base retainer in DSUs.

Outside directors are also entitled to be granted options in accordance with the Stock Option Plan. Outside directors receive an annual grant of an option to purchase 15,000 Common Shares following the conclusion of the Corporation’s annual meeting of shareholders.

Directors of the Corporation are entitled to reimbursement for expenses incurred by them in their capacity as directors.

                In accordance with the foregoing policies, the outside directors of the Corporation were compensated for serving as directors during fiscal 2007 as detailed in the table below. All figures and amounts are determined as at January 31, 2007.

Name	Cash Compensation (other than reimbursement of travel and other expenses) ($)	Deferred Stock Units Granted (#)	Market Value of Deferred Stock Units Granted during fiscal 2007 (1) ($)	Securities underlying Options Granted (#)	% of Total Options Granted to Participants in Fiscal Year	Exercise or Base Price ($ / Security)
John Albright (2)	7,326	0	0	0	0.0%	0
James Balsillie	28,579	0	0	15,000	0.9%	Cdn.$4.40
David Beatson (3)	6,440	693	2,714	45,000 15,000	2.8% 0.9%	Cdn.$4.17 Cdn.$4.40
J. Ian Giffen	29,409	519	2,033	15,000	0.9%	Cdn.$4.40
Chris Hewat	11,055	1,469	5,754	15,000	0.9%	Cdn.$4.40
Olivier Sermet	25,963	1,469	5,754	15,000	0.9%	Cdn.$4.40
Dr. Stephen Watt	10,814	2,693	10,548	15,000	0.9%	Cdn.$4.40
Notes	(1) Based on the closing price of the Common Shares on the Toronto Stock Exchange on January 31, 2007.
(2) John Albright resigned from the Board of Directors on February 17, 2006.
(3) David Beatson was appointed to the Board of Directors on March 21, 2006.

The grants of options to the directors during fiscal 2007 provided for quarterly vesting of the options over a period of five (5) years and a seven year option term. The option agreements provide that, in the event of a “Change of Control”, as defined in the director’s option agreement, all unvested options pursuant to such grant then held by the director will immediately vest.

9.	Directors’ and Officers’ Liability Insurance

Effective July 1, 2006, the Corporation’s directors’ and officers’ liability insurance policy was renewed for a period of 12 months with a total coverage amount of $25,000,000, which requires the Corporation to pay a deductible of up to $250,000 for each non-securities claim and a deductible of $500,000 for each securities claim, and has annual premiums of Cdn.$630,000 (approximately $535,000), plus applicable taxes.

COMPENSATION PLANS

Common Shares Authorized for Issuance Under Equity Compensation Plans

The following table sets out, as of January 31, 2007, the number and price of Common Shares to be issued under equity compensation plans to employees, directors and others. The percentages in parentheses in the table are the number of options as a percentage of the Corporation’s Common Shares outstanding as of each of January 31, 2007 (46,361,500) and April 26, 2007 (52,327,696).

Plan Category		(A) Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights (#)	(B) Weighted-average exercise price of outstanding options, warrants and rights ($)	(C) Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (#)
Equity compensation plans approved by shareholders (1)	As of January 31, 2007	5,519,423 (11.9%)	Cdn.$4.02	845,138 (1.8%)
	As of April 26, 2007	4,714,127 (9.0%)	Cdn.$4.20	884,238 (1.7%)
Equity compensation plans not approved by shareholders(2)	As of January 31, 2007	198,010 (0.4%)	Cdn.$9.18	0
	As of April 26, 2007	195,056 (0.4%)	Cdn.$9.26	0
TOTAL	As of January 31, 2007	5,717,433 (12.3%)	Cdn.$4.20	845,138 (1.8%)
	As of April 26, 2007	4,909,183 (9.4%)	Cdn.$4.40	884,238 (1.7%)

Notes:

(1) The Corporation’s 1998 Stock Option Plan is the only equity compensation plan that has been approved by shareholders.

(2) The equity compensation plans not approved by shareholders, described in more detail below, consist of four plans and other options grants which the Corporation assumed obligations in connection with acquisition transactions in prior fiscal periods. The Corporation has agreed to issue Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

1998 Shareholder Approved Stock Option Plan

The Corporation’s 1998 Stock Option Plan is the only equity compensation plan that has been approved by shareholders. Eligible participants (“Participants”) under the plan are directors, officers, key employees and service providers of the Corporation. Participants under the plan are eligible to be granted options to purchase Common Shares at an established exercise price upon approval of the grant by the Board of Directors. The table above identifies, as at each of January 31, 2007 and April 26, 2007, the aggregate number of options outstanding pursuant to the 1998 Stock Option Plan and the aggregate number of options remaining available for future issuance. The aggregate number of Common Shares reserved for issuance under the 1998 Stock Option Plan and any other option arrangement at any time to any one individual must not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

When options are granted, the exercise price is determined as the highest of the closing sale prices for board lots of Common Shares on the stock exchanges on which the Common Shares are listed on the first business day immediately preceding the day on which the grant was made. Vesting rules for stock option grants are determined by the Board of Directors and set out in the option grant agreement between the Participant and the Corporation. The typical vesting rules for employee grants are annual vesting over five years, and the typical vesting rules for directors and executive officers are quarterly vesting over five years. The term of the options is also set by the Board of Directors and set out in the option grant agreement; provided that, pursuant to the terms of the 1998 Stock Option Plan, the term of the option may not exceed 10 years from the date of the grant. All options that have been granted pursuant to the 1998 Stock Option Plan to-date have terms of seven years.

The 1998 Stock Option Plan addresses the implications for option exercise rights in the case of the termination of a Participant’s employment, the removal or non re-election of a Participant who is a director, and the death of a Participant, all of which are subject to the discretion of the Board of Directors to establish alternate treatment on a case-by-case basis. In the event of the termination of the Participant’s employment with the Corporation for cause or the removal of a Participant who is a director of the Corporation prior to the end of his or her term, each vested and unvested option granted to that Participant immediately terminates. In the event of the death of a Participant, all options that have vested may be exercised by the Participant’s estate at any time within six months from the date of death. If a Participant’s employment with the Corporation is terminated other than for cause or a director is not re-elected to the Board of Directors, each option granted to the Participant that has not vested will immediately terminate and each option that has vested may be exercised by the Participant at any time within six months of the date of termination or non re-election, as the case may be.

Except as specified above, options granted under the 1998 Stock Option Plan may only be exercised by a Participant personally and no assignment or transfer of options is permitted.

While the 1998 Stock Option Plan permits low-interest or interest-free full recourse loans to Participants to finance the purchase of Common Shares pursuant to options granted, the Corporation has not granted any such financial assistance in the past and has no current intention to do so in the future.

Subject to any necessary regulatory approval, the terms of the 1998 Stock Option Plan may be amended, suspended or terminated by the Board of Directors or an officer, provided that such amendment, suspension or termination does not alter or impair any rights or obligations arising from any option previously granted without the consent of the Participant. Shareholder approval is not required to amend the 1998 Stock Option Plan. As described earlier in this Circular in the section “4. Approval of Amendments to the Corporation’s Stock Option Plans,” the Corporation is proposing to amend this provision of the plan to specify the types of amendments to the provisions or options granted under the Stock Option Plans that may be approved by shareholders.

As of April 26, 2007, an aggregate of 3,056,422 options granted pursuant to the 1998 Stock Option Plan have been exercised for Common Shares since the Stock Option Plan’s inception, representing 5.8% of the 52,327,696 Common Shares outstanding as of April 26, 2007 (without adjustment in respect of the Corporation’s acquisition of 11,578,000 of its Common Shares on July 17, 2003).

Non-Shareholder Approved Stock Option Plans

The Corporation has four employee stock option plans not approved by shareholders, which are substantially similar to the 1998 Stock Option Plan described above except as specifically identified in this section. These are plans under which the Corporation assumed obligations in connection with acquisition transactions in prior fiscal periods. The Corporation has agreed to issue

Common Shares upon the exercise of options under such plans, but no post-acquisition grants under such plans have been made or will be made.

The Corporation assumed the E-Transport 1997 Stock Option Plan in connection with its acquisition of E-Transport Incorporated (formerly known as D.X.I. Incorporated) in February 2000. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options that were granted pursuant to this plan may qualify as incentive stock options for U.S. tax purposes. Incentive stock options are non-transferable under the plan. Options may only be exercised by the holder, his or her guardian or legal representative. On death, options may be transferred to and exercised by a designated beneficiary or in accordance with applicable succession law. Options expire 10 years from the grant date.

The Corporation assumed the Centricity Stock Incentive Plan in connection with its acquisition of Centricity, Inc. (formerly known as GlobalTran, Inc.) in July 2001. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options that were granted pursuant to this plan may qualify as incentive stock options for U.S. tax purposes. Incentive stock options are non-transferable under the plan. Options may only be exercised by the holder, his or her guardian, legal representative or other representative approved by the Board of Directors. On death, options may be transferred to and exercised by a designated beneficiary or in accordance with applicable succession law. Options expire 10 years from the grant date. Options expire 90 days after employment termination; provided that options expire immediately if employment is terminated for cause as defined in the plan. Vesting of options ceases on employment termination, regardless of the manner of such termination.

The Corporation assumed the TranSettlements, Inc. 2001 Stock Option Plan in connection with its acquisition of TranSettlements, Inc. in July 2001. No grants have been made pursuant to this plan subsequent to the completion of the acquisition. Options expire 30 days after employment termination; provided that options expire immediately if employment is terminated for cause.

The Corporation assumed the ViaSafe Amended and Restated Stock Option Plan in connection with its acquisition of ViaSafe Inc. in April 2006. No grants have been made pursuant to this plan subsequent to the completion of the acquisition.

Director’s DSU Plan

The Corporation adopted the DSU Plan effective June 28, 2004. Under the DSU Plan, outside directors are entitled to elect to receive DSUs in full or partial satisfaction of their annual retainers, with each DSU having a value equal to the market price of the Common Shares, which under the DSU Plan is equal to the weighted-average closing price of the Common Shares in the period of five trading days preceding the date of grant. Each director is required to hold DSUs received until the director resigns or is not re-elected, following which they will be redeemed for cash during a prescribed period at a value equal to the market price of the Common Shares prevailing at the date of redemption. No Common Shares have or will be issued pursuant to the DSU Plan. There are no restrictions on a director assigning his or her entitlement to payment pursuant to the DSU Plan. The Corporation may amend the DSU Plan as it deems necessary or appropriate, but no such amendment may adversely affect the rights of an eligible director in DSUs granted to the date of amendment without the consent of the eligible director.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, proposed nominee for election as a director, either current or having held such position during fiscal 2007, or any of their respective associates and no employee, former executive officer, former director or former employee of the Corporation or its subsidiaries is, as at April 26, 2007, or has been, at any time since the beginning of fiscal 2007, indebted, in connection with a purchase of Common Shares or otherwise, to (i) the Corporation or its subsidiaries; or (ii) another entity in respect of which the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Blake, Cassels & Graydon LLP, in which Mr. Hewat is a partner, provided legal services to the Corporation during fiscal 2007 and has been and is expected to continue to provide legal services to the Corporation in the fiscal year ending January 31, 2008. For fiscal 2007, the Corporation incurred fees of Cdn.$449,382 for legal services rendered by Blake, Cassels & Graydon LLP.

No person who has been a director or an executive officer of the Corporation, at any time since the beginning of fiscal 2007, or any proposed nominee for election as a director, or any associate or affiliate of any such director or executive officer or proposed nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Circular. Except as otherwise disclosed in this Circular, no informed person, proposed nominee for election as a director of the Corporation or any associate or affiliate of any informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of fiscal 2007 or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and Management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Over the past year, both Management and the Board of Directors, with the assistance of the Corporate Governance Committee, have devoted significant attention and resources to ensuring that the Corporation’s system of corporate governance would meet or exceed applicable legal and stock exchange requirements.

The Corporation is subject to the requirements of the Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Corporate Governance National Instrument”); National Policy 58-201 – Corporate Governance Guidelines (the “National Policy”); and Multilateral Instrument 52-110 – Audit Committees (the “Audit Committee National Instrument”).

The Corporation is also subject to the requirements of the U.S. Sarbanes-Oxley Act and requirements of the Toronto Stock Exchange (“TSX”) and NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Corporation’s CEO and CFO; oversight of the Corporation’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Corporation’s external auditors; and the establishment of procedures for the anonymous submission of employee complaints regarding the Corporation’s accounting practices (commonly known as whistle-blower procedures).

The Corporation believes that it has a sound governance structure in place for both Management and the Board of Directors, and a comprehensive system of internal controls aimed at ensuring reliability of financial records. These structures and systems are reviewed and assessed on a frequent basis to account for developments in both Canada and the United States relating to corporate governance, accountability and disclosure.

The following is a description of certain corporate governance practices of the Corporation, as required by the Corporate Governance National Instrument and Audit Committee National Instrument.

Board of Directors

The National Policy recommends that boards of directors of reporting issuers be composed of a majority of independent directors. During fiscal 2007, the Board of Directors is composed of a majority of independent directors with five of seven directors being independent. The five independent directors were: Mr. James Balsillie; Mr. David Beatson; Mr. J. Ian Giffen; Mr. Olivier Sermet; and Dr. Stephen Watt. Of the six current directors nominated in this Circular for election to the Board of Directors, four of them are independent. The four independent directors are: Mr. David Beatson; Mr. J. Ian Giffen; Mr. Olivier Sermet; and Dr. Stephen Watt. Two directors have material relationships with the Corporation and are therefore not independent. Mr. Mesher, Chief Executive Officer, is considered to have a material relationship with the Corporation by virtue of his executive officer position. Mr. Hewat is considered to have a material relationship with the Corporation by virtue of being a partner in the law firm Blake, Cassels & Graydon LLP, which provides legal services to, and receives compensatory fees from, the Corporation (see “Certain Relationships and Related Transactions” above).

Dr. Stephen Watt is the Chairman of the Board of Directors and is considered an independent director. The roles and responsibilities of the Chairman of the Board are set out in the Chairman Role Description, a copy of which is attached to this Circular as Schedule “B”.

The Corporation has taken additional steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of Management. The directors hold in camera sessions of the independent directors without Management present on a regular basis. From February 1, 2006 to April 26, 2007, seven such meetings were held. In addition, and to ensure independence from Management, directors who are not independent are requested to withdraw, where appropriate, from meetings of the Board of Directors and similarly from any meetings of committees of the Board of Directors to which they may be invited.

Currently, the following directors serve on the boards of other public companies, as listed below:

Director	Public Company Board Membership
David Beatson	PFSweb, Inc. (NASDAQ: PFSW)
J. Ian Giffen	MKS Inc. (TSX: MKX) Corel Corporation (TSX:CRE; NASDAQ:CREL)
Arthur Mesher	Sirit Inc. (TSX: SI)

Between February 1, 2007 and April 26, 2007, the Board of Directors and its committees held the following number of meetings:

	Year ended January 31, 2007	February 1, 2007 – April 26, 2007	Total
Board of Directors	14	4	18
Audit Committee	5	1	6
Compensation Committee	3	3	6
Corporate Governance Committee	6	1	7
Nominating Committee	4	1	5

The attendance of the directors at such meetings was as follows:

Director	Board Meetings Attended	Committee Meetings Attended
John Albright	0 of 1	Not applicable.
James Balsillie	9 of 18	4 of 5
David Beatson	13 of 14	7 of 7
J. Ian Giffen	15 of 18	18 of 18
Christopher Hewat	17 of 18	7 of 7
Arthur Mesher	18 of 18	Not applicable.
Olivier Sermet	13 of 18	17 of 17
Dr. Stephen Watt	17 of 18	17 of 18

Mandate of the Board of Directors

The Board of Directors is responsible for the overall stewardship of the Corporation. The Board discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman of the Board, and the executive officers of the Corporation, all as more particularly described in the Board Mandate attached to this Circular as Schedule “C”.

Position Descriptions

The Board of Directors has adopted the Chairman Role Description and the CEO Role Description. The Board of Directors has adopted written charters for each of the four committees of the Board of Directors. Each committee charter includes a description of the role of the Chairman of that committee.

Orientation and Continuing Education

Responsibility for orientation programs for new directors is assigned to the Corporate Governance Committee. In this regard, the Corporate Governance Committee’s duties include ensuring the adequacy of the orientation and education program for new members of the Board of Directors. The Chairman of the Board, the CEO and/or the Corporation’s legal counsel reviews with each new member: (i) certain information and materials regarding the Corporation, including the role of the Board of Directors and its committees; and (ii) the legal obligations of a director of the Corporation.

The Corporate Governance Committee is also responsible for arranging continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations as directors. Director education sessions are scheduled to coincide with the Corporation’s regular quarterly Board meetings to help directors increase their knowledge and skills in respect of the Corporation, its governance and its operations.

Ethical Business Conduct

The Board of Directors has adopted the Corporation’s Code of Business Conduct and Ethics (the “Code”) applicable to the Corporation’s directors, officers and employees. A copy of the Code is available on the Corporation’s website and has been filed on and is accessible through SEDAR at www.sedar.com. The Code sets out in detail the core values and principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and the Corporation’s policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; and non-retaliation.

The Corporation’s General Counsel is responsible for communicating the Code to directors, officers, and employees and assisting the Corporate Governance Committee in administering the Code. The Corporate Governance Committee monitors overall compliance with the Code. The General Counsel and Corporate Governance Committee report to the Board at regular quarterly meetings of the Board of Directors on any issues or concerns that have been raised, provided that any issues or concerns specifically related to accounting, internal financial controls and/or auditing will be reviewed and forwarded to the Audit Committee.

In addition, the Board of Directors and the Audit Committee have established an Audit Committee hotline (the “Hotline”) to encourage employees, officers and directors to raise concerns regarding matters covered by the Code (including accounting, internal controls or auditing matters) on a confidential basis free from discrimination, retaliation or harassment. Regular quarterly reminders are sent to employees about the availability of the Hotline.

In addition, in order to ensure independent judgment in considering transactions/agreements in which a director/officer has a material interest, all related party transactions and payments are approved by the independent directors of the Board.

Audit Committee

The Audit Committee is comprised of J. Ian Giffen (Chair), David Beatson and Olivier Sermet. During fiscal 2007, John Albright served on the Audit Committee. Mr Sermet was appointed to the Audit Committee when Mr. Albright resigned on February 17, 2006. James Balsillie also served on the Audit Committee in fiscal 2007. Mr. Beatson was appointed to the Audit Committee to replace Mr. Balsillie in October 2006.

Each of Messrs. Giffen, Beatson and Sermet are independent and financially literate for purposes of the Audit Committee National Instrument, as well as pursuant to the Listing Standards of the NASDAQ and U.S. federal securities legislation. Items 7.2 and 8 of the Corporation’s Annual Information Form dated March 29, 2006, a copy of which is filed on www.sedar.com, contains further disclosure with respect to the Corporation’s Audit Committee as required by section 5.2 of the Audit Committee National Instrument. The Board of Directors has also determined that J. Ian Giffen is an “audit committee financial expert” for the purposes of applicable U.S. securities laws and regulations.

The responsibilities, power and operation of the Audit Committee are set out in the Audit Committee Charter, a copy of which is attached to this Circular as Schedule “D” and is available on the Corporation’s website.

Nominating Committee

The Nominating Committee is comprised of J. Ian Giffen (Chair), Olivier Sermet and Dr. Stephen Watt. Each of Messrs. Giffen, Sermet and Watt are independent directors. During fiscal 2007, John Albright served as Chair of the Nominating Committee. Mr. Giffen was appointed as Chair of the Nominating Committee when Mr. Albright resigned on February 17, 2006.

The responsibilities, powers and operation of the Nominating Committee are set out in the Nominating Committee Charter, a copy of which is attached as Schedule “E”. As described in its charter, the Nominating Committee is responsible for, among other things, identifying and evaluating director candidates to the Board of Directors and recommending nominees to the Board of Directors. The Nominating Committee canvasses board members for input on individuals considered to have the skills and experience identified by the Nominating Committee as complementary to the skills and experience of existing directors.

Compensation Committee

The Compensation Committee is comprised of Olivier Sermet (Chair), David Beatson and Dr. Stephen Watt. Each of Messrs. Sermet, Beatson and Watt are independent directors. During fiscal 2007, John Albright served as Chair of the Compensation Committee. Mr. Balsillie was appointed as Chair of the Compensation Committee when Mr. Albright resigned on February 17, 2006. Mr. Beatson was appointed to the Compensation Committee, and Mr. Sermet was appointed Chair of the Compensation Committee, to replace Mr. Balsillie in October 2006.

The responsibilities, powers and operation of the Compensation Committee are set out in the Compensation Committee Charter, a copy of which is attached as Schedule “F”. As described in its charter, the Compensation Committee is responsible for, among other things, reviewing and recommending the form and adequacy of compensation arrangements for executive officers, having regard to associated risks and responsibilities, including administering the Corporation’s stock option plans.

Further information regarding the activities and recommendations of the Compensation Committee is provided in the section “Executive Compensation – 5. Report on Executive Compensation” included earlier in this Circular.

Corporate Governance Committee

The Corporate Governance Committee is comprised of Dr. Stephen Watt (Chair), J. Ian Giffen and Chris Hewat. Each of Messrs. Watt and Giffen are independent directors. The responsibilities, powers and operation of the Corporate Governance Committee are set out in the Corporate Governance Committee Charter, a copy of which is attached as Schedule “G”. As described in its charter, the Corporate Governance Committee is responsible for, among other things, assisting the Board of Directors in fulfilling its corporate governance oversight responsibilities.

Assessments

The Corporate Governance Committee is responsible for assessing the effectiveness of the Board as a whole and the committees of the Board. Each director is required to complete, on an annual basis, a written evaluation with respect to the performance of the Board; the performance of the committees; and the contributions of other directors to the Board and its committees. The Corporate Governance Committee reviews the evaluations with the Chairman of the Board. The results of the evaluations are summarized and presented to the full Board of Directors. In addition, the Chairman of the Board or a designated member of the Corporate Governance Committee, as appropriate, reviews with each director that director’s peer evaluation findings.

GENERAL

Except where otherwise indicated, information contained herein is given as of the date hereof. Additional information relating to the Corporation can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further financial information for the Corporation’s most recently completed fiscal year is provided by the Corporation’s audited consolidated comparative financial statements for the fiscal year ended January 31, 2007 prepared in accordance with United States Generally Accepted Accounting Principles and Management’s Discussion & Analysis of Results thereon. Shareholders may contact the Corporation’s investor relations department by phone at (519) 746-6114 ext. 2358 or by e-mail at investor@descartes.com to request copies of these documents.

APPROVAL BY THE BOARD OF DIRECTORS

The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation. A copy of this Circular has been sent to each director of the Corporation, each shareholder entitled to notice of the Meeting and to the auditors of the Corporation.

Dated as of April 26, 2007.

J. Scott Pagan

General Counsel & Corporate Secretary

SCHEDULE “A”

TEXT OF RESOLUTION REGARDING AMENDMENT OF

STOCK OPTION PLANS

BE IT RESOLVED THAT:

1.

The amendments to the Corporation’s Stock Option Plans to (a) permit any option granted under the Stock Option Plans that would expire within, or within the 10 business days that follow, a trading black-out to be exercised within 10 business days following such trading black-out; (b) specify the types of amendments to the provisions of the Stock Option Plan or options granted under the Stock Option Plans that must be approved by shareholders; and (c) limit the grant of options to non-executive directors of the Corporation, all as more particularly described under the heading “Approval of Amendment of the Stock Option Plans” in the Corporation’s Management Proxy Circular dated April 26, 2007, are hereby approved.

2.

Any one officer or director of the Corporation be authorized to take such steps or execute such documents, whether or not under corporate seal, which are in his or her opinion necessary or advisable in order to give effect to this resolution.

SCHEDULE “B”

THE DESCARTES SYSTEMS GROUP INC.

ROLE DESCRIPTION FOR

CHAIRMAN OF THE BOARD

1. PURPOSE

1.	The Chairman of the Board of Directors shall facilitate the operations and deliberations of the Board and the satisfaction of the Board’s functions and responsibilities under its mandate.

2. GENERAL

1.

Appointment and Removal of Chairman of the Board - The Chairman of the Board shall be elected annually by the members of the Board at the first meeting of the Board after each annual general meeting of the Company’s shareholders or between annual general meetings upon the resignation, death, disqualification or removal of the Chairman. The Chairman shall serve at the pleasure of the Board, or until the earlier of the close of the next annual general meeting, the death of the Chairman or the resignation, disqualification or removal of the Chairman from the Board.

2.

Qualifications - The Chairman shall be a member of the Board and satisfy the independence standards established by the Board and any additional independence standards required for a Board chairman of a board of directors under Applicable Requirements (as defined below).

3.

Access to Management and Outside Advisors - The Chairman shall have unrestricted access to the Company’s management and employees. The Chairman shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist him or her in fulfilling his or her responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Chairman, for the services of these advisors.

3. FUNCTIONS AND RESPONSIBILITIES

The Chairman shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Chairman by the Board. In addition to these functions and responsibilities, the Chairman shall perform the duties required of a chairman of a board of directors by the binding requirements of any stock exchanges on which the Company’s securities are traded, and all other applicable laws and regulations (collectively, the “Applicable Requirements”).

1.	Board Management
a.	Chair of Board Meetings - The Chairman shall chair Board meetings. The Chairman may vote at a Board meeting on any matter requiring a vote.
b.

Board Meetings - In consultation with the Company’s Chief Executive Officer, the Chairman shall set the agenda for each Board meeting. Each Board meeting agenda shall include appropriate strategic issues and any other matters requiring approval of, or consideration by, the Board.

c.

Director Appointments and Nominations – If the Chairman satisfies Applicable Requirements relating to independence, the Chairman shall provide input to the Nominating Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of Board committees.

d.

Access to Management and Outside Advisors - On an ongoing basis, the Chairman shall assess whether the Board and its committees have appropriate administrative support, access to senior management and access to outside advisers for the purposes of the Board fulfilling its mandate.

e.

Director Performance – In consultation with the Corporate Governance Committee on at least an annual basis, the Chairman shall lead the review and assessment of director attendance, performance and compensation and the size and composition of the Board.

f.	Execution of Documents – The Chairman shall sign all contract, documents or instruments in writing which require his signature.
2.	Advisory Matters Relating to the Chief Executive Officer
a.

Input on Chief Executive Officer Matters - The Chairman shall provide input to the Corporate Governance Committee and the Compensation Committee of the Board, as applicable, in respect of the appointment, removal, evaluation and succession.

b.

Meeting with Chief Executive Officer - At least quarterly, the Chairman shall meet with the Chief Executive Officer to provide feedback and advice on behalf of the Board. On an ongoing basis, the Chairman shall communicate with the Chief Executive Officer, on behalf of the Board regarding concerns or comments of the Board, shareholders or other stakeholders.

3.	Succession - The Chairman shall participate and provide input, as required, to the Nominating Committee on succession plans in respect of the Chairman position.
4.	Strategic Planning - At least annually, the Chairman shall review management’s strategic planning initiatives.

4. REPORTING TO THE BOARD

1.

The Chairman shall report to the Board on material matters arising in undertaking his or her functions and responsibilities under this mandate and, if necessary, shall make recommendations to the Board for its approval on these matters.

5. CURRENCY OF THE CHAIRMAN’S MANDATE

1.	This role description was last revised and approved by the Board on April 26, 2007.

SCHEDULE “C”

THE DESCARTES SYSTEMS GROUP INC.

MANDATE FOR

THE BOARD OF DIRECTORS

1. PURPOSE

1.

The members of the Board of Directors have the duty to supervise the management of the business and affairs of the Company. The Board, directly and through its committees and the Chairman of the Board shall provide direction to senior management, generally through the Chief Executive Officer, to pursue the best interests of the Company.

2. MEMBERSHIP, ORGANIZATION AND MEETINGS

1.

General — The composition and organization of the Board, including: the number, qualifications and remuneration of directors; the number of Board meetings; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Ontario Business Corporations Act and the by-laws of the Company.

2.

Independence — The Board shall establish independence standards for the directors in accordance with Applicable Requirements (as defined below), and, at least annually, shall affirmatively determine the independence of each director in accordance with these standards. At least a majority of the directors shall be independent in accordance with these standards.

3.

Access to Management and Outside Advisors — The Board shall have unrestricted access to the Company’s management and employees. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Company officer. The Company shall provide appropriate funding, as determined by the Board, for the services of these advisors.

4.

Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Board requests shall act as secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

5.

Meetings Without Management — The Board shall, at least twice per year, hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

3. FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the binding requirements of any stock exchanges on which the Company’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”).

1.	Strategic Planning
a.

Strategic Plans — At least annually, the Board shall review and, if advisable, approve the Company’s strategic planning process and short- and long-term strategic plan prepared by management. In discharging this responsibility, the Board shall review the plan in light of management’s assessment of emerging trends, the competitive environment, risk issues, and significant business practices and products.

b.	Business Plans — The Board shall review and, if advisable, approve the Company’s annual business plans.
c.

Monitoring — At least annually, the Board shall review management’s implementation of the Company’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

2.	Risk Management
a.

General — The Board shall, with the assistance of the Audit Committee, review the factors identified by management in its annual and interim disclosures as factors that may affect future financial results and review the strategies identified by management to manage these factors.

b.

Review of Controls — The Board shall, with the assistance of the Audit Committee, review the internal, financial, non-financial and business control and information systems that have been established by management and review the standards of corporate conduct that management is applying to these controls.

3.	Human Resource Management
a.	General — At least annually, the Board shall, with the assistance of the Compensation Committee, review the Company’s approach to human resource management and executive compensation.
b.

Succession Review — At least annually, the Board shall, with the assistance of the Compensation Committee and the Corporate Governance Committee, as applicable, review the Chairman of the Board, the Chief Executive Officer and the senior management succession plans of the Company.

c.	Integrity of Senior Management — The Board shall, to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other senior management.
4.	Corporate Governance

a.	General — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review the Company’s approach to corporate governance.
b.

Director Independence — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, evaluate the director independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

c.

Ethics Reporting — At least annually, the Board shall, with the assistance of the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Company’s Code of Business Conduct and Ethics.

5.	Financial Information
a.

General — At least annually, the Board shall, with the assistance of the Audit Committee, review the Company’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

b.

Integrity of Financial Information — The Board shall, with the assistance of the Audit Committee, review the integrity of the Company’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

6.	Communications
a.

General — At least annually, the Board in conjunction with the Chief Executive Officer shall review the Company’s overall communications strategy, including measures for receiving feedback from the Company’s shareholders.

b.

Disclosure — At least annually, the Board shall review management’s compliance with the Company’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Company’s disclosure policies and procedures.

7.	Committees of the Board
a.

Board Committees — The Board has established the following committees of the Board: the Compensation Committee; the Audit Committee; the Corporate Governance Committee; and the Nominating Committee. Subject to applicable law, the Board may establish other Board committees or merge or dispose of any Board committee.

b.

Committee Mandates — The Board has approved mandates for each Board committee and shall approve mandates for each new Board committee. At least annually, each mandate shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the Chairman of the Board, as applicable, approved by the Board.

c.	Delegation to Committees — The Board has delegated for approval or review the matters set out in each Board committee’s mandate to that committee.
d.	Consideration of Committee Recommendations — As required, the Board shall consider for approval the specific matters delegated for review to Board committees.
e.

Board/Committee Communication — To facilitate communication between the Board and each Board committee, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

4. DIRECTOR ORIENTATION AND EVALUATION

1.	Each new director shall participate in the Company’s initial and any ongoing orientation program.
2.	At least annually, the Board shall evaluate and review the performance of the Board, each of its committees, each of the directors and the adequacy of this mandate.

5. CURRENCY OF THE BOARD MANDATE

This mandate was last revised and approved by the Board on March 2, 2005.

SCHEDULE “D”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

1. PURPOSE

1.

The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring the Company’s compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

2. MEMBERSHIP AND ORGANIZATION

1.

Composition — The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.

Appointment and Removal of Audit Committee Members — Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member’s term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.

Chair — At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

4.

Independence — Each member of the Audit Committee shall meet the requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.

Financial Literacy — At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement and not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years. At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certificate in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3. MEETINGS

1.

Meetings — The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each Audit Committee meeting. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board or the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.

Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.	Quorum - A majority of the members of the Audit Committee shall constitute a quorum.
4.

Access to Management and Outside Advisors — The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer or the Chief Executive Officer. The Audit Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.	Meetings Without Management — The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4. FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.	Financial Reports
a.

General — The Audit Committee is responsible for overseeing the Company’s financial statements and financial disclosures. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.

Review of Annual Financial Reports — The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.

Review of Interim Financial Reports — The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.	Review Considerations — In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:
i.	meet with management and the auditors to discuss the financial statements and MD&A;
ii.	review the disclosures in the financial statements;
iii.	review the audit report or review report prepared by the auditors;
iv.	discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

v.	review critical accounting and other significant estimates and judgements underlying the financial statements as presented by management;
vi.	review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;
vii.	review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;
viii.	review management’s report on the effectiveness of internal controls over financial reporting;
ix.	review the factors identified by management as factors that may affect future financial results;
x.	review results of the Company’s audit committee hotline program; and
xi.

review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.

Approval of Other Financial Disclosures — The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.	Auditors
a.

General — The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.

Appointment and Compensation — The Audit Committee shall review and, if advisable, select and recommend for shareholder approval the appointment of, the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditor’s audit plan.

c.	Resolution of Disagreements –- The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.
d.

Discussions with Auditor –- At least annually, the Audit Committee shall discuss with the auditor such matters as are required by applicable auditing standards to be discussed by the auditor with the audit committee, including the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.

e.

Audit Plan — At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

f.	Quarterly Review Report — The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.
g.

Independence of Auditors — At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may affect the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

h.

Evaluation and Rotation of Lead Partner — At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.

Requirement for Pre-Approval of Non-Audit Services — The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

j.

Approval of Hiring Policies — The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

3.	Internal Controls
a.	General — The Audit Committee shall review the Company’s system of internal controls.
b.

Establishment, Review and Approval — The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.

the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions.

ii.	any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;
iii.	any material issues raised by any inquiry or investigation by the Company’s regulators;
iv.

the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

v.

any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.

Compliance with Legal and Regulatory Requirements — The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific Applicable Requirements, and management’s plans to remediate any deficiencies identified.

5.

Audit Committee Hotline Procedures — The Audit Committee shall establish for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as necessary or appropriate, to investigate the matter and will work with management and the general counsel to reach a satisfactory conclusion.

6.	Audit Committee Disclosure — The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.
7.	Delegation — The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5. REPORTING TO THE BOARD

1.

The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.

6. GENERAL

1.

The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7. CURRENCY OF THE AUDIT COMMITTEE CHARTER

1.	This charter was last amended and approved by the Audit Committee on March 3, 2006.

SCHEDULE “E”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE NOMINATING COMMITTEE OF

THE BOARD OF DIRECTORS

1. PURPOSE

1.

The primary function of the Nominating Committee is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors and to succeed the current Chief Executive Officer.

2. MEMBERSHIP AND ORGANIZATION

1.

Composition — The Nominating Committee shall consist of not less than three independent members of the Board. At the invitation of the Nominating Committee, members of the Company’s senior management and others may attend Nominating Committee meetings as the Nominating Committee considers necessary or desirable.

2.

Appointment and Removal of Nominating Committee Members — Each member of the Nominating Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Nominating Committee or from the Board. The Board may fill a vacancy in the membership of the Nominating Committee.

3.

Chair — At the time of the annual appointment of the members of the Nominating Committee, the Board shall appoint a Chair of the Nominating Committee. The Chair shall: be a member of the Nominating Committee, preside over all Nominating Committee meetings, coordinate the Nominating Committee’s compliance with this mandate, work with management to develop the Nominating Committee’s annual work-plan and provide reports of the Nominating Committee to the Board.

4.

Independence — Each member of the Nominating Committee shall meet any requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (collectively, “Applicable Requirements”) related to independence.

3. MEETINGS

1.

Meetings — The members of the Nominating Committee shall hold meetings as are required to carry out this mandate. The Chair, any member of the Nominating Committee, the Chairman of the Board or the Chief Executive Officer may call meetings of the Nominating Committee by notifying the Company’s Corporate Secretary who will notify the members of the Nominating

Committee. In the absence of the Chair, the members of the Nominating Committee present may appoint a chair from their number for a meeting.

2.

Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Nominating Committee requests, shall act as secretary of Nominating Committee meetings. Minutes of Nominating Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Nominating Committee for approval.

3.	Quorum — A majority of the members of the Nominating Committee shall constitute a quorum.
4.

Access to Management and Outside Advisors — The Nominating Committee shall have unrestricted access to the Company’s management and employees. The Nominating Committee shall have the authority to retain and terminate external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Nominating Committee, for the services of these advisors.

4. FUNCTIONS AND RESPONSIBILITIES

The Nominating Committee shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Nominating Committee by the Board. In addition to these functions and responsibilities, the Nominating Committee shall perform the duties required of a nominating committee by Applicable Requirements.

1.	Composition of the Board and its Committees
a.	Nomination or Appointment of Directors — The Nominating Committee shall recruit, consider and, if advisable, make recommendations to the Board on candidates for nomination or appointment to the Board.
b.	Committee Appointments — The Nominating Committee shall consider and recommend for Board approval, the appointment of directors to Board committees.
c.

Removal of Director from Board or Board Committee - The Nominating Committee may recommend for Board approval the removal of a director from the Board or a Board committee if he or she is no longer qualified to serve as a director under Applicable Requirements or for any other reason the Nominating Committee considers appropriate.

2.

Review of Shareholder Proposals –- The Nominating Committee shall review any and all shareholder proposals submitted to the Company relating to the nomination of a member of the Board and recommend to the Board appropriate action on any and each such proposal.

3.

Delegation — The Nominating Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Nominating Committee deems appropriate.

5. REPORTING TO THE BOARD

1.

The Chair shall report to the Board on material matters arising at Nominating Committee meetings and, where applicable, shall present the Nominating Committee’s recommendations to the Board for its approval.

2.	After each meeting of the Nominating Committee where conduct review matters are discussed, the Chair shall report to the Board on the conduct review matters considered by the Nominating Committee.

6. GENERAL

1.

The Nominating Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Nominating Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7. CURRENCY OF THE NOMINATING COMMITTEE CHARTER

This charter was last amended by the Nominating Committee on March 2, 2005.

SCHEDULE “F”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE COMPENSATION COMMITTEE OF

THE BOARD OF DIRECTORS

1. PURPOSE

1.

The Compensation Committee is appointed by the Board of Directors to discharge the Board’s duties and responsibilities relating to the compensation of the Company’s Chief Executive Officer and senior management, as well as to review the human resource policies and practices that cover the Company’s employees.

2. MEMBERSHIP AND ORGANIZATION

1.

Composition - The Compensation Committee shall consist of not less than three independent members of the Board. At the invitation of the Compensation Committee, members of the Company’s senior management and others may attend Compensation Committee meetings as the Compensation Committee considers necessary or desirable; provided that no member of management shall be present during any voting or discussion regarding his or her compensation.

2.

Appointment and Removal of Compensation Committee Members - Each member of the Compensation Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member’s term of office expires, (b) the death of the member or (c) the resignation, disqualification or removal of the member from the Compensation Committee or from the Board. The Board may fill a vacancy in the membership of the Compensation Committee.

3.

Chair - At the time of the annual appointment of the members of the Compensation Committee, the Board shall appoint a Chair of the Compensation Committee. The Chair shall: be a member of the Compensation Committee, preside over all Compensation Committee meetings, coordinate the Compensation Committee’s compliance with this mandate, work with management to develop the Compensation Committee’s annual work-plan, and provide reports of the Compensation Committee to the Board.

4.

Independence - Each member of the Compensation Committee shall meet any requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (collectively, “Applicable Requirements”) relating to independence.

3. MEETINGS

1.

Meetings - The members of the Compensation Committee shall hold meetings as are required to carry out this mandate. The Chair, any member of the Compensation Committee, the Chairman of the Board or the Chief Executive Officer may call meetings of the Compensation Committee by notifying the Company’s Corporate Secretary who will notify the members of the Compensation Committee. The Chair shall preside over all Compensation Committee meetings, and in the absence of the Chair, the members of the Compensation Committee present may appoint a chair from their number for a meeting.

2.

Corporate Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Compensation Committee requests, shall act as secretary at Compensation Committee meetings. Minutes of Compensation Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Compensation Committee for approval.

3.	Quorum - A majority of the members of the Compensation Committee shall constitute a quorum.
4.

Access to Management and Outside Advisors - The Compensation Committee shall have unrestricted access to the Company’s management and employees. The Compensation Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Compensation Committee, for the services of these advisors.

4. FUNCTIONS AND RESPONSIBILITIES

The Compensation Committee shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Compensation Committee by the Board. In addition to these functions and responsibilities, the Compensation Committee shall perform the duties required of a Compensation committee by Applicable Requirements.

1.	Chief Executive Officer Performance, Evaluation and Compensation
a.	Performance Goals - At least annually, the Compensation Committee shall review and, if advisable, approve and recommend for Board approval performance goals for the Chief Executive Officer.
b.

Chief Executive Officer Evaluation - At least annually, the Compensation Committee shall evaluate the performance of the Chief Executive Officer in relation to his or her performance goals. The Chief Executive Officer’s evaluation shall be conducted in conjunction with the Chairman of the Board and shall be presented to the Board for its review.

c.

Compensation - At least annually, the Compensation Committee shall review, and, if advisable, approve and recommend for Board approval the Chief Executive Officer’s compensation package. The compensation package recommendation shall be based on the Chief Executive Officer’s performance evaluation conducted pursuant to subsection 4(1)(b) of this mandate, as well as other factors and criteria as may be determined by the Compensation Committee from time to time.

d.

Employment Arrangements - The Compensation Committee shall review, and, if advisable, approve and recommend for Board approval any arrangement with the Chief Executive Officer relating to employment terms, termination, severance, change in control or any similar arrangements. In undertaking this review, the Compensation Committee shall take into account the overall structure, costs and general implications of these arrangements.

2.	Appointment and Compensation of Senior Management other than the Chief Executive Officer
a.

Senior Management - The Compensation Committee shall review the recommendations to the Compensation Committee of the Chief Executive Officer respecting the appointment, compensation and other terms of employment of the Chief Financial Officer, all senior management reporting directly to the Chief Executive Officer and all other officers appointed by the Board of Directors and, if advisable, subject to such modifications, if any, as it considers appropriate, approve and recommend for Board approval any such appointment, compensation and other terms of employment.

b.

Senior Management Compensation Principles, Policies and Plans - At least annually, the Compensation Committee shall review the recommendations to the Compensation Committee of the Chief Executive Officer respecting the Company’s compensation principles, policies and plans for management, including the establishment of performance measures and evaluation processes and, if advisable, subject to such modifications, if any, as it considers appropriate, approve and recommend for Board approval such compensation principles, policies and plans. The Compensation Committee shall oversee the development and implementation of these principles, policies and plans.

c.

Employment Arrangements - The Compensation Committee shall review the recommendations to the Compensation Committee of the Chief Executive Officer respecting arrangements with the Chief Financial Officer, all senior management reporting directly to the Chief Executive Officer and such other key senior management positions as the Compensation Committee may determine relating to material or non-standard employment terms, termination, severance, change in control or any similar arrangements and, if advisable, subject to such modifications, if any, as it considers appropriate, approve and recommend for Board approval any such arrangements. In undertaking this review, the Compensation Committee shall take into account the overall structure and costs of these arrangements.

3.	Compensation of Directors
a.

Compensation - At least annually, the Compensation Committee shall review, and, if advisable, approve and recommend for Board approval the compensation package for directors. The compensation package recommendation shall be based on factors and criteria as may be determined by the Compensation Committee from time to time.

4.	Equity-Based Compensation Plans
a.

Equity-Based Compensation Plans - At least annually, the Compensation Committee shall review the Company’s equity-based compensation plans and shall determine whether these plans are consistent with the Company’s compensation principles and policies.

b.

Administer Equity-Based Compensation Plans – On an on-going basis, the Compensation Committee shall administer and interpret the Company’s equity-based compensation plans and its policies respecting the grant of compensation pursuant thereto, and, if advisable, review and recommend for approval of the Board the grant of compensation thereunder and the terms thereof.

5.	Disclosure
a.

Compensation Committee Report on Executive Compensation - The Compensation Committee shall prepare, to the extent required under Applicable Requirements, in conjunction with management, the annual Report on Executive Compensation for inclusion in the Company’s management information circulars. If prepared, the Report on Executive Compensation must be approved by the Compensation Committee prior to its dissemination.

b.	Executive Compensation Disclosure - The Compensation Committee shall review and, if advisable, approve all executive compensation disclosure required by Applicable Requirements to its public release.
6.

Assessment of Regulatory Compliance - The Compensation Committee shall review management’s assessment of compliance Applicable Requirements as they pertain to responsibilities under this mandate, report its findings to the Board and recommend changes it considers appropriate.

7.

Delegation - The Compensation Committee may, to the extent permissible under Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Compensation Committee deems appropriate.

5. REPORTING TO THE BOARD

1.

The Chair shall report to the Board on material matters arising at Compensation Committee meetings and, where applicable, shall present the Compensation Committee’s recommendations to the Board for its approval.

6. GENERAL

1.

The Compensation Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Compensation Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7. CURRENCY OF THE COMPENSATION COMMITTEE CHARTER

1.	This charter was last revised by the Compensation Committee on April 26, 2007.

SCHEDULE “G”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE CORPORATE GOVERNANCE COMMITTEE OF

THE BOARD OF DIRECTORS

1. PURPOSE

1.	The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities.

2. MEMBERSHIP AND ORGANIZATION

1.

Composition — The Corporate Governance Committee shall consist of not less than three members of the Board. At the invitation of the Corporate Governance Committee, members of the Company’s senior management and others may attend Corporate Governance Committee meetings as the Corporate Governance Committee considers necessary or desirable.

2.

Appointment and Removal of Corporate Governance Committee Members — Each member of the Corporate Governance Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member’s term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Corporate Governance Committee or from the Board. The Board may fill a vacancy in the membership of the Corporate Governance Committee.

3.

Chair — At the time of the annual appointment of the members of the Corporate Governance Committee, the Board shall appoint a Chair of the Corporate Governance Committee. The Chair shall: be a member of the Corporate Governance Committee, be an independent director, preside over all Corporate Governance Committee meetings, coordinate the Corporate Governance Committee’s compliance with this mandate, work with management to develop the Corporate Governance Committee’s annual work-plan and provide reports of the Corporate Governance Committee to the Board.

4.

Independence –- A majority of the members of the Corporate Governance Committee shall meet any requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company (collectively, the “Applicable Requirements”) related to independence.

3. MEETINGS

1.

Meetings — The members of the Corporate Governance Committee shall hold meetings as are required to carry out this mandate. The Chair, any member of the Corporate Governance Committee, the Chairman of the Board or the Chief Executive Officer may call meetings of the Corporate Governance Committee by notifying the Company’s Corporate Secretary who will notify the members of the Corporate Governance Committee. In the absence of the Chair, the members of the Corporate Governance Committee present may appoint a chair from their number for a meeting.

2.

Corporate Secretary and Minutes — The Corporate Secretary, his or her designate or any other person the Corporate Governance Committee requests, shall act as secretary of Corporate Governance Committee meetings. Minutes of Corporate Governance Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Corporate Governance Committee for approval.

3.	Quorum — A majority of the members of the Corporate Governance Committee shall constitute a quorum.
4.

Access to Management and Outside Advisors — The Corporate Governance Committee shall have unrestricted access to the Company’s management and employees. The Corporate Governance Committee shall have the authority to retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Corporate Governance Committee, for the services of these advisors.

4. FUNCTIONS AND RESPONSIBILITIES

The Corporate Governance Committee shall have the functions and responsibilities set out below as well as any other matters that are specifically delegated to the Corporate Governance Committee by the Board. In addition to these functions and responsibilities, the Corporate Governance Committee shall perform the duties required of a corporate governance committee by Applicable Requirements.

4.	Oversight of Corporate Governance Matters
a.

Governance Framework - At least annually, the Corporate Governance Committee shall review and, if advisable, approve and recommend for Board approval, the Company’s corporate governance framework generated by management.

b.

Governance Activity - At least annually, the Corporate Governance Committee shall review the Company’s corporate governance activities and approve changes it considers appropriate. As part of its review, the Corporate Governance Committee shall take into account Applicable Requirements and best practices. At least annually, the Corporate Governance Committee shall report to the Board on the state of the Company’s corporate governance activities.

c.

Governance Disclosure — The Corporate Governance Committee shall prepare, in conjunction with management, corporate governance disclosure for the Company’s annual reports and management information circulars.

5.	Performance of the Board and its Committees

a.

Director Qualifications/Competencies — The Corporate Governance Committee shall establish and recommend for Board approval appropriate criteria for the selection and composition of Board and Board committee members, including criteria for determining director independence. At least annually, the Corporate Governance Committee shall review the Company’s director qualification criteria and recommend for Board approval changes it considers appropriate in light of Applicable Requirements.

b.

Director Orientation — The Corporate Governance Committee shall oversee the development of the Company’s director orientation program. At least annually, the Corporate Governance Committee shall review this program and approve changes it considers appropriate.

c.

Governing Documents Review — At least annually, the Corporate Governance Committee shall review and assess the adequacy of the Company’s organizing documents and by-laws, and the mandate, charters, and role descriptions for the Board, each Board committee, the Chief Executive Officer and the Chairman of the Board (the “Governing Documents”) to determine if amendment in light of principles and policies of corporate governance developed by the Corporate Governance Committee is advisable, and if so, approve and recommend for Board approval amendments to the Governing Documents.

d.

Performance Assessment — At least annually, the Corporate Governance Committee shall conduct an assessment of the performance of the Board, the individual directors, each Board committee and the Chairman of the Board against their respective mandates and any other criteria the Corporate Governance Committee considers appropriate. The Corporate Governance Committee shall report its findings to the Board and, based on those findings, recommend any action plans that the Corporate Governance Committee considers appropriate.

e.

Evaluation of Independence — At least annually, the Corporate Governance Committee shall evaluate each director against the independence criteria approved by the Board and Applicable Requirements and shall make a recommendation to the Board, based on these criteria, on the independence of each director.

6.

Chief Executive Officer and Chairman of the Board Succession — At least annually, and in conjunction with the Chief Executive Officer and the Chairman of the Board, the Corporate Governance Committee shall review a succession and emergency preparedness plan for the Chief Executive Officer and the Chairman of the Board and recommend these plans for Board approval. The Corporate Governance Committee may recommend for Board approval the removal of the Chief Executive Officer, the Chairman of the Board or any director of the Board for any reason the Corporate Governance Committee considers appropriate. Upon the vacancy of the Chief Executive Officer or the Chairman of the Board, the Corporate Governance Committee may make a replacement recommendation to the Board based on the applicable succession plan; provided that to the extent that any recommendation requires the appointment of a new director to the Board, the recommendation shall instead be made to the Nominating Committee.

7.	Compliance with Code of Business Conduct and Ethics — The Corporate Governance Committee shall:
i.	at least annually, review and assess the adequacy of and, if advisable, approve and recommend for Board approval of any amendments to the Company’s Code of Business Conduct & Ethics;
ii.	review and, if advisable, approve the Company’s processes for administering the Code of Business Conduct & Ethics;
iii.	review with management the results of their assessment of the Company’s compliance with the Code of Business Conduct & Ethics and their plans to remediate any deficiencies identified; and
iv.	review and, if advisable, approve any waiver from a provision of the Code of Business Conduct & Ethics requested by a member of the Board or senior management.
8.

Delegation — The Corporate Governance Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Corporate Governance Committee deems appropriate.

5. REPORTING TO THE BOARD

1.

The Chair shall report to the Board on material matters arising at Corporate Governance Committee meetings and, where applicable, shall present the Corporate Governance Committee’s recommendations to the Board for its approval.

2.

After each meeting of the Corporate Governance Committee where conduct review matters are discussed, the Chair shall report to the Board on the conduct review matters considered by the Corporate Governance Committee.

6. BOARD ORIENTATION PROGRAM

1.	The Chair shall co-ordinate director orientation programs relating to this mandate for Corporate Governance Committee members.

7. GENERAL

2.

The Corporate Governance Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Corporate Governance Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

8. CURRENCY OF THE CORPORATE GOVERNANCE COMMITTEE CHARTER

1.	This charter was last amended by the Corporate Governance Committee on March 2, 2005.

The Descartes Systems Group Inc.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6 Canada

Tel: +1 (519) 746-8110

Toll Free +1 (800) 419-8495

Fax: +1 (519) 747-7037

e-mail: info@descartes.com

www.descartes.com